UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 333-249998

NOTIFICATION OF LATE FILING

CUSIP Number 36467P104

(Check One): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN ☐ Form N-CSR

For period ended:   March 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the transition period ended:  __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Gaming Technologies Inc.
Full Name of Registrant

Former Name if Applicable

413 West 14th Street
Address of Principal Executive Office (Street and Number)

New York, New York, USA 10014
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the quarter ended March 31, 2021, the Company incurred a net loss of approximately $2.4 million and utilized cash in operating activities of approximately $0.9 million, and as of March 31, 2021, had an accumulated deficit of approximately $10.3 million. During the quarter ended March 31, 2020, the Company incurred a net loss of $251,504 and utilized cash in operating activities of $321,620, and as of December 31, 2020, had an accumulated deficit of $7,966,193.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

	Jason Drummond	347	983-1227
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

During the quarter ended March 31, 2021, the Company incurred a net loss of $2,393,995 and utilized cash in operating activities of $906,573, and as of March 31, 2021, had an accumulated deficit of $10,347,016. During the quarter ended March 31, 2020, the Company incurred a net loss of $251,504 and utilized cash in operating activities of $321,620, and as of March 31, 2020, had an accumulated deficit of $7,966,193.

The foregoing information is preliminary, unaudited and subject to change.

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Gaming Technologies Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 18, 2021	By:	/s/ Jason Drummond
Name: Jason Drummond
Title: Chief Executive Officer

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